Exhibit (a)(5)(D)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
:
STEPHEN BUSHANSKY,	:
	:	Case No.

Plaintiff,	:
:

	:	COMPLAINT FOR VIOLATIONS OF
v.	:	THE FEDERAL SECURITIES LAWS

PREVAIL THERAPEUTICS, INC., ASA	:	JURY TRIAL DEMANDED
ABELIOVICH, CARL L. GORDON,	:
MORGAN SHENG, FRANCOIS NADER,	:
RAN NUSSBAUM, TIMOTHY ADAMS,	:
WILLIAM H. CARSON, and PETER	:
THOMPSON,	:

Defendants.	:
:

Plaintiff Stephen Bushansky (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is an action brought by Plaintiff against Prevail Therapeutics, Inc. (“Prevail” or the “Company”) and the members of its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”), and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which Prevail will be acquired by Eli Lilly and Company (“Eli Lilly”) through Eli Lilly’s subsidiary Tyto Acquisition Corporation (“Purchaser”) (the “Proposed Transaction”).

2. On December 15, 2020, Prevail and Eli Lilly issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated December 14, 2020 to sell Prevail to Lilly. Under the terms of the Merger Agreement Eli Lilly will acquire all outstanding shares of Prevail for (i) $22.50 per share in cash, (the “Cash Amount”), plus (ii) one non-tradeable contingent value right (each a “CVR”), which represents the contractual right to receive a contingent payment of up to $4.00 per share in cash upon the achievement of a predefined milestone if achieved by December 1, 2028 (the “CVR Portion”), per share of Prevail common stock (the “Offer Price”). Pursuant to the Merger Agreement, Purchaser commenced the Tender Offer on December 22, 2020. The Tender Offer is scheduled to expire at one minute after 11:59 p.m. Eastern Time on January 21, 2021. The Proposed Transaction is valued at approximately $1.04 billion.

3. On December 22, 2020, Prevail filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that Prevail stockholders tender their shares in favor of the Tender Offer, omits or misrepresents material information concerning, among other things: (i) the background of the process leading to the sale of the Company; (ii) Prevail management’s financial projections relied upon by the Company’s financial advisor, Centerview Partners LLC (“Centerview”), in its financial analyses; and (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Centerview. Defendants authorized the issuance of the false and misleading Recommendation Statement in violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act.

4. In short, the Proposed Transaction will unlawfully divest Prevail’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Prevail is headquartered in this District and its common stock trades on the Nasdaq Global Select Market, which is headquartered in this District, rendering venue in this District appropriate.

PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Prevail.

9. Defendant Prevail is a Delaware corporation with its principal executive offices located at 430 East 29th Street, Suite 1520, New York, New York 10016. Prevail is a gene therapy company leveraging breakthroughs in human genetics with the goal of developing and commercializing disease-modifying AAV-based gene therapies for patients with neurodegenerative diseases. Prevail’s common stock is traded on the Nasdaq Global Select Market under the ticker symbol “PRVL.”

10. Defendant Asa Abeliovich (“Abeliovich”) has been the Company’s President, Chief Executive Officer (“CEO”), and a director since July 2017.

11. Defendant Carl L. Gordon (“Gordon”) has been a director of the Company since August 2017.

12. Defendant Morgan Sheng (“Sheng”) has been a director of the Company since November 2019.

13. Defendant Francois Nader (“Nader”) has been Chairman of the Board since April 2019, and a director of the Company since May 2018.

14. Defendant Ran Nussbaum (“Nussbaum”) has been a director of the Company since March 2018.

15. Defendant Timothy Adams (“Adams”) has been a director of the Company since April 2019.

16. Defendant William H. Carson (“Carson”) has been a director of the Company since September 2020.

17. Defendant Peter Thompson (“Thompson”) has been a director of the Company since August 2017.

18. Defendants identified in paragraphs 10 to 17 are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

19. Eli Lilly is an Indiana corporation with its principal executive offices located at Eli Lilly Corporate Center, Indianapolis, Indiana 46285. Eli Lilly was incorporated in 1901 in Indiana to succeed to the drug manufacturing business founded in 1876 by Colonel Eli Lilly. Eli Lilly discovers, develops, manufactures and markets human pharmaceutical products. It is a Fortune 500 company with offices in 18 countries and products sold in over 100 countries.

20. Purchaser is a Delaware corporation and direct, wholly owned subsidiary of Eli Lilly.

SUBSTANTIVE ALLEGATIONS

Company Background

21. Prevail is a gene therapy company leveraging breakthroughs in human genetics with the goal of developing and commercializing disease-modifying AAV-based gene therapies for patients with neurodegenerative diseases. The Company applies a precision medicine approach to neurodegeneration by studying gene therapies in genetically defined patient populations, with an aim to increase the probability of creating disease-modifying therapies that improve patients’ lives. Prevail’s lead program is PR001 for the treatment of Parkinson’s disease with GBA1 mutation (“PD-GBA”), and neuronopathic (Type 2 or Type 3) Gaucher disease (“nGD”). The Company is focused on developing a broad pipeline of gene therapies for a range of neurodegenerative diseases, including PR006 for the treatment of frontotemporal dementia with GRN mutation (“FTD-GRN”), and PR004 for the treatment of synucleinopathies.

22. On November 13, 2020, Prevail announced its third quarter 2020 financial results and business highlights, including net loss of $18.6 million, or $0.55 loss per share, for the third quarter of 2020, improved from net loss of $20.3 million, or $0.62 loss per share, for the third quarter of 2019. Business updates included: continued patient dosing in the Phase 1/2 PROPEL clinical trial for PD-GBA; expected initiation of patient enrollment remains on track for the fourth quarter of 2020 for the Phase 1/2 PROVIDE clinical trial of PR001 for Type 2 Gaucher disease; initiation of patient enrollment on track for the fourth quarter of 2020 for the Phase 1/2 PROCLAIM clinical trial of PR006 for FTD-GRN; and U.S. Food and Drug Administration (“FDA”) granted Fast Track designation for PR001 for the treatment of nGD. Defendant Abeliovich commented on the Company’s third quarter’s results, stating,

We’re pleased to be making significant progress across our pipeline as we seek to develop urgently needed disease-modifying gene therapy treatments for patients with neurodegenerative diseases.

We are encouraged by the continuation of patient dosing in our Phase 1/2 PROPEL trial of PR001 for Parkinson’s disease with GBA1 mutations, and we are excited to advance our PROVIDE and PROCLAIM clinical trials for Type 2 Gaucher disease and frontotemporal dementia with GRN mutations, respectively, this year.

The Proposed Transaction

23. On December 15, 2020, Prevail and Eli Lilly issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

INDIANAPOLIS and NEW YORK, Dec. 15, 2020 — Eli Lilly and Company (NYSE: LLY) and Prevail Therapeutics Inc. (NASDAQ: PRVL) today announced a definitive agreement for Lilly to acquire Prevail for $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradable contingent value right (“CVR”) worth up to $4.00 per share in cash (or an aggregate of approximately $160 million), for a total consideration of up to $26.50 per share in cash (or an aggregate of approximately $1.040 billion). The CVR is payable (subject to certain terms and conditions) upon the first regulatory approval of a product from Prevail’s pipeline as set forth in more detail below. Prevail is a biotechnology company developing potentially disease-modifying AAV9-based gene therapies for patients with neurodegenerative diseases.

The acquisition will establish a new modality for drug discovery and development at Lilly, extending Lilly’s research efforts through the creation of a gene therapy program that will be anchored by Prevail’s portfolio of clinical-stage and preclinical neuroscience assets. Prevail’s lead gene therapies in clinical development are PR001 for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD) and PR006 for patients with frontotemporal dementia with GRN mutations (FTD-GRN). Prevail’s preclinical pipeline includes PR004 for patients with specific synucleinopathies, as well as potential gene therapies for Alzheimer’s disease, Parkinson’s disease, amyotrophic lateral sclerosis (ALS), and other neurodegenerative disorders.

“Gene therapy is a promising approach with the potential to deliver transformative treatments for patients with neurodegenerative diseases such as Parkinson’s, Gaucher and dementia,” said Mark Mintun, M.D., vice president of pain and neurodegeneration research at Lilly. “The acquisition of Prevail will bring critical technology and highly skilled teams to complement our existing expertise at Lilly, as we build a new gene therapy program anchored by well-researched assets. We look forward to completing the proposed acquisition and working with Prevail to advance their groundbreaking work through clinical development.”

“Lilly is an established leader in neuroscience drug development and commercialization who shares our commitment to patients with neurodegenerative diseases, and I’m excited for Prevail to join the Lilly family,” said Asa Abeliovich, M.D., Ph.D., founder and chief executive officer of Prevail. “I’m incredibly proud of the Prevail team, who have made great progress advancing our pipeline of gene therapy programs for patients with these devastating disorders. In just over three years, Prevail has advanced two first-in-class gene therapy programs into clinical development for PD-GBA, nGD, and FTD-GRN, established two manufacturing platforms, and developed a broad pipeline with great potential to impact patients in need of disease-modifying treatment options. With its global scale and resources, Lilly will be the ideal organization to maximize the potential of our pipeline and accelerate our ability to bring these therapies to as many patients as possible. We look forward to working together to advance our shared mission.”

Under the terms of the agreement, Lilly will commence a tender offer to acquire all outstanding shares of Prevail Therapeutics Inc. for a purchase price of $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradeable CVR. The CVR entitles Prevail stockholders to up to an additional $4.00 per share in cash (or an aggregate of approximately $160 million) payable (subject to certain terms and conditions) upon the first regulatory approval for commercial sale of a Prevail product in one of the following countries: United States, Japan, United Kingdom, Germany, France, Italy or Spain. To achieve the full value of the CVR, such regulatory approval must occur by December 31, 2024. If such regulatory approval occurs after December 31, 2024, the value of the CVR will be reduced by approximately 8.3 cents per month until December 1, 2028 (at which point the CVR will expire). There can be no assurance any payments will be made with respect to the CVR. The transaction is not subject to any financing condition and is expected to close in the first quarter of 2021, subject to customary closing conditions, including receipt of required regulatory approvals and the tender of a majority of the outstanding shares of Prevail’s common stock. Following the successful closing of the tender offer, Lilly will acquire any shares of Prevail that are not tendered in the tender offer through a second-step merger at the same consideration as paid in the tender offer.

The purchase price payable at closing represents a premium of approximately 117 percent to the 60-day volume-weighted average trading price of Prevail’s common stock ended on December 14, 2020, the last trading day before the announcement of the transaction. Prevail’s Board of Directors unanimously recommends that Prevail’s stockholders tender their shares in the tender offer. Additionally, certain Prevail stockholders, beneficially owning approximately 51 percent of Prevail’s outstanding common stock, have (subject to certain terms and conditions) agreed to tender their shares in the tender offer.

Upon closing, the impact of this transaction will be reflected in Lilly’s 2021 financial results according to Generally Accepted Accounting Principles (GAAP). There will be no change required to Lilly’s 2021 financial guidance being issued today for research and development expense or non-GAAP earnings per share as a result of this transaction.

For Lilly, Lazard is acting as sole financial advisor and Weil, Gotshal & Manges LLP is acting as legal counsel. For Prevail, Centerview Partners LLC is acting as sole financial advisor, Ropes & Gray LLP is acting as legal counsel, and Cooley LLP also provided legal counsel.

Prevail Therapeutics Pipeline

•

PR001 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD), delivered by intra-cisterna magna injection. The PROPEL trial, a Phase 1/2 clinical trial of PR001 for the treatment of PD-GBA patients, is ongoing. The PROVIDE trial, a Phase 1/2 clinical trial of PR001 for the treatment of Type 2 Gaucher disease patients, is now recruiting. The U.S. Food and Drug Administration (FDA) has granted Fast Track Designation for PR001 for the treatment of PD-GBA and for the treatment of nGD. It has also granted Orphan Drug Designation for PR001 for the treatment of Gaucher disease, and Rare Pediatric Disease Designation for the treatment of nGD.

•

PR006 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with frontotemporal dementia with GRN mutations (FTD-GRN), also delivered by intra-cisterna magna injection. The PROCLAIM trial, a Phase 1/2 clinical trial of PR006 for the treatment of FTD-GRN patients, is currently ongoing and the first patient was dosed in December 2020. The FDA and the European Commission have granted orphan designation for PR006 for the treatment of FTD, and the FDA has granted Fast Track Designation for PR006 for FTD-GRN.

•

PR004 is a gene therapy in preclinical development for patients with certain synucleinopathies. PR004 utilizes an AAV9 vector to deliver the GBA1 gene, which encodes glucocerebrosidase (GCase), and a molecule that suppresses expression of α-Synuclein.

•

Prevail is developing a broad pipeline of additional AAV gene therapies for the treatment of Alzheimer’s disease, ALS, Parkinson’s disease, and other neurodegenerative disorders. Preclinical development of these potential therapies is currently ongoing.

Insiders’ Interests in the Proposed Transaction

24. Prevail insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Prevail.

25. Company insiders stand to reap substantial financial benefits for securing the deal with Eli Lilly. For example, upon consummation of the Proposed Transaction, all outstanding Company stock options and restricted stock unit awards (“RSUs”) will vest and convert into the right to receive cash payments. The following table summarizes the cash payments the Company’s executive officers and directors will receive in connection with tendering their shares in the Tender Offer, as well as the vesting and conversion of their options and RSUs:

Name of Executive Officer or Director	Number of Shares	Cash Value of Shares ($)(4)	Number of Shares Subject to Company Stock Options	Cash Consideration for Company Stock Options ($)(S)	Number of Shares of Company Restricted Stock	Cash Value of Shares of Company Restricted Stock ($)(6)	Number of CVRs
Directors
Timothy Adams	—	—	49,400	490,438.68	—	—	49,400
William H. Carson, M.D.	—	—	34,000	387,260.00	—	—	34,000
Carl Gordon, Ph.D., CFA(1)	13,822,463	311,005,417.50	17,000	93,840.00	—	—	13,839,463
Francois Nader, M.D.(2)	23,747	534,307.50	182,847	3,119,010.96	—	—	206,594
Ran Nussbaum(3)	1,576,881	35,479,822.50	17,000	93,840.00	—	—	1,593,881
Morgan Sheng, M.B.B.S., Ph.D., FRS	—	—	37,000	331,440.00	—	—	37,000
Peter Thompson, M.D.(l)	—	—	17,000	93,840.00	—	—	17,000
Executive Officers
Asa Abeliovich, M.D., Ph.D.	1,957,486	44,043,435	1,883,693	34,855,094.55	391,514	8,809,065.00	4,232,693
Yong Dai, Ph.D.	—	—	370,239	6,261,693.94	—	—	370,239
Franz Hefti, Ph.D.	—	—	388,939	7,039,221.81	—	—	388,939
Brett Kaplan, M.D.	—	—	506,569	8,156,482.09	—	—	506,569
Emily Minkow	13,000	292,500	416,749	7,303,048.21	—	—	429,749
Kira Schwartz, J.D.	—	—	100,000	582,000	—	—	100,000
Jeffrey Sevigny, M.D.	—	—	611,781	10,934,724.94	—	—	611,781

26. Moreover, if they are terminated in connection with the Proposed Transaction, Prevail’s named executive officers are set to receive substantial cash severance payments in the form of golden parachute compensation, as set forth in the following table:

Name	Cash ($)(l)	Unvested Equity (S)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Asa Abeliovich, M.D., Ph.D.	1,174,125	19,856,351	36,000	21,066,476
Yong Dai, Ph.D.	517,050	2,418,454	24,000	2,959,504
Jeffrey Sevigny, M.D.	651,389	3,948,008	24,000	4,623,397

The Recommendation Statement Contains Material Misstatements or Omissions

28. The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Prevail’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in the Tender Offer or seek appraisal.

29. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) the background of the process leading to the sale of the Company; (ii) Prevail management’s financial projections; and (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Centerview.

Material Omissions Concerning the Background of the Proposed Transaction

30. The Recommendation Statement fails to disclose material information concerning the background process leading to the Proposed Transaction.

31. For example, the Recommendation Statement fails to disclose the terms of the revised terms of the confidentiality agreement the Company entered into with an interested party referred to in the Recommendation Statement as “Party B.” The Recommendation Statement discloses that in December 2019, the Company’s senior management team continued discussions with various biopharmaceutical companies the Company believed would be interested in its product candidates pursuant to confidentiality agreements without a standstill provision, including, among others, Party B. Recommendation Statement at 13. Thereafter, “on November 14, 2020, Party B confirmed potential interest in an acquisition of the Company to representatives from Centerview and, on November 15, 2020, amended its existing confidentiality agreement with the Company.” Id. at 17. The Recommendation Statement, however, fails to disclose the specific amendments made to Party B’s confidentiality agreement and whether the revised confidentiality agreement entered into with Party B contained a standstill provision and/or “don’t-ask, don’t-waive” (“DADW”) standstill provision that is still in effect and currently precluding Party B from making a topping bid for the Company.

32. The failure to disclose the existence of a DADW provision creates the false impression that Party B could make a superior proposal for the Company. If Party B’s revised confidentiality agreement contains a DADW provision, then Party B can only make a superior proposal by (i) breaching the confidentiality agreement—since in order to make the superior proposal, it would have to ask for a waiver, either directly or indirectly; or by (ii) being released from the agreement, which if action has been done, is omitted from the Recommendation Statement.

33. This omitted material information takes on heightened importance here, because of Party B being the most-likely topping bidder for the Company based on its completion of its diligence efforts, its November 20, 2020 indication of interest for an acquisition of the Company at a price per share in the mid-$20s and interest in a structured transaction with the Company. See id. at 17, 18.

34. Any reasonable Prevail stockholder would deem the fact that Party B may be precluded from making a topping bid for the Company to significantly alter the total mix of information.

35. The omission of this information renders the statements in the “Background of the Offer” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Prevail Management’s Financial Projections

36. The Recommendation Statement omits material information regarding Company management’s financial projections.

37. For example, the Recommendation Statement sets forth that:

[a]t the direction of Company management, Centerview calculated, from the Forecasts, which were approved for use by the Company Board, and based on information and assumptions provided by Company management, unlevered free cash flow as set forth below, reviewed and approved by Company management for use by Centerview in connection with its financial analyses and opinion.

	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
($ in millions)
Earnings Before Interest and Taxes (“EBIT”)	($105)	($113)	($115)	($117)	($142)	($141)	$6	$384	$676	$855	$891	$893	$840	$734	$656	$695	$705	$601	$509	$436
Less: Unlevered Tax Expense(1)	—	—	—	—	—	—	(1)	(81)	(142)	(180)	(187)	(188)	(176)	(154)	(138)	(146)	(148)	(126)	(107)	(92)
Less: Capital Expenditures	(1)	(1)	(1)	(1)	(1)	(1)	(4)	(11)	(17)	(20)	(21)	(20)	(19)	(17)	(16)	(16)	(16)	(14)	(12)	(11)
Plus: Depreciation & Amortization	1	1	1	1	1	1	4	11	17	20	21	20	19	17	16	16	16	14	12	11
Less: Change in Net Working Capital	—	—	—	—	(1)	(3)	(22)	(46)	(41)	(24)	(4)	5	8	13	10	(1)	(1)	14	13	10
Unlevered Free Cash Flow(2)	($106)	($113)	($115)	($117)	($143)	($144)	($17)	$257	$493	$652	$700	$710	$671	$593	$529	$548	$555	$489	$415	$355

(1)	Assumes tax rate of 21% and excludes impact of net operating losses.
(2)

“Unlevered Free Cash Flow” is EBIT less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital, Non-cash compensation based expense was treated as a cash expense.

Id. at 42. The Recommendation Statement, however, fails to disclose non-cash compensation over the projection period.

40. The omission of this information renders the statements in the “Certain Company Management Forecasts” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Centerview’s Financial Analyses

41. The Recommendation Statement describes Centerview’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Centerview’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Prevail’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Centerview’s fairness opinion in determining whether to tender their shares in the Tender Offer or seek appraisal.

42. With respect to Centerview’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) quantification of the non-cash compensation over the projection period that was treated as a cash expense; (ii) quantification of the inputs and assumptions underlying the discount rate range of 12.5% to 14.5%; (iii) quantification of the present value of the estimated costs of a $400 million equity raise in 2022, a $350 million equity raise in 2024, and a $300 million equity raise in 2025; (iv) quantification of the implied terminal value of the Company; and (v) the fully diluted shares outstanding of Prevail used in the analysis.

43. With respect to Centerview’s Analyst Price Target Analysis, the Recommendation Statement fails to disclose: (i) the individual price targets observed; and (ii) the sources thereof.

44. With respect to Centerview’s Precedent Premiums Paid Analysis, the Recommendation Statement fails to disclose: (i) the specific transactions analyzed; and (ii) the individual premiums paid for each of the transactions analyzed.

45. The omission of this information renders the statements in the “Summary of Centerview Financial Analysis” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

46. The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other Prevail stockholders will be unable to make an informed decision whether to tender their shares in the Tender Offer or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations

of Section 14(d) of the Exchange Act and SEC Rule 14d-9

27. Plaintiff repeats all previous allegations as if set forth in full.

28. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Prevail stockholders to tender their shares in the Tender Offer.

29. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

30. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

31. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

32. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the other stockholders of Prevail, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

33. Plaintiff repeats all previous allegations as if set forth in full.

34. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

35. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Tender Offer or seek appraisal.

36. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares or seek appraisal.

COUNT III

Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

37. Plaintiff repeats all previous allegations as if set forth in full.

38. The Individual Defendants acted as controlling persons of Prevail within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Prevail and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

39. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

40. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

41. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

42. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

43. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Prevail, and against defendants, as follows:

A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

D. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: January 4, 2021

/s/ Richard A. Acocelli
WEISSLAW LLP
Richard A. Acocelli 1500 Broadway, 16th Floor
New York, New York 10036
Tel: (212) 682-3025
Fax: (212) 682-3010
Attorneys for Plaintiff